Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City Company Limited Announces Proposed Senior Secured Notes Offering

MACAU, Tuesday, November 15, 2016 – Studio City, the Hollywood-inspired, cinematically-themed resort, today announces that Studio City Company Limited (“SCC”) proposes to conduct an international offering of senior secured notes due 2019 (the “2019 Notes”) and senior secured notes due 2021 (the “2021 Notes” and together with the 2019 Notes, the “Notes”) and the net proceeds from the proposed offering will be used, together with cash on hand, to fund the repayment in full of the HK$10,855,880,000 senior secured term loan and revolving facilities agreement, dated January 28, 2013 (as amended from time to time), entered into between, among others, SCC as borrower and certain subsidiaries as guarantors (other than HK$1 million which will be rolled over into a term loan facility under the 2021 Senior Secured Credit Facilities (as defined below)).

Studio City also announces SCC entered into a commitment letter on November 9, 2016 with a lender for senior secured credit facilities (the “2021 Senior Secured Credit Facilities”) in an aggregate amount of HK$234,000,000 which consist of a HK$1 million term loan facility and a HK$233 million revolving credit facility. The availability of the 2021 Senior Secured Credit Facilities is subject to agreeing definitive documentation and the satisfaction of certain conditions precedent.

SCC is a subsidiary of Studio City International Holdings Limited, of which 60% is held indirectly by Melco Crown Entertainment Limited (“Melco Crown Entertainment”) and 40% is held directly by New Cotai, LLC.

The Notes are proposed to be senior secured obligations of SCC, ranking equally with all of SCC’s existing and future senior indebtedness (although any liabilities in respect of obligations under the 2021 Senior Secured Credit Facilities that are secured by common collateral securing the proposed Notes will have priority over the proposed Notes with respect to any proceeds received upon any enforcement action of such common collateral) and ranking senior to all of SCC’s existing and future subordinated indebtedness. The Notes are proposed to be guaranteed by Studio City Investments Limited and all of the subsidiaries of SCC on a senior basis (the “Note Guarantees”). Melco Crown Entertainment will not be a guarantor for the Notes.

The interest rate and other terms of the Notes will be determined at the time of pricing of the offering. Completion of the proposed Notes offering is subject to market conditions and investor interest. As no binding agreement in relation to the proposed Notes has been entered into as at the date of this press release, the proposed Notes may or may not be issued.

The Notes and the Note Guarantees are being proposed to be offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and outside of the United States in reliance on Regulation S under the Securities Act. The proposed Notes and the Note Guarantees will not be registered under the Securities Act or under the securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state laws. SCC does not intend to register any portion of the offering of the proposed Notes and the Note Guarantees in the United States.

Nothing in this press release constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City may also make written or oral forward-looking statements in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Studio City’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in Melco Crown Entertainment’s filings with the SEC, including in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and in its annual report to shareholders. All information provided in this press release is as of the date of this press release, and Melco Crown Entertainment undertakes no duty to update such information, except as required under applicable law.

For investment community, please contact:

Ross Dunwoody

Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiries, please contact:

Maggie Ma

Corporate Communications and Public Relations

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com